Exhibit 99.1
JAGUAR MINING INC.
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
HELD ON JUNE 22, 2015

VOTING RESULTS

MOTION #1
Election of Directors

The result of the vote by proxy with respect to the above matter is as follows:

NAME	Votes in Favour	%	Votes Withheld	%
George Bee	64,981,896	99.80%	128,624	0.20%
Richard D. Falconer	65,065,865	99.93%	44,655	0.07%
Edward V. Reeser	65,073,134	99.94%	37,386	0.06%
Luis R. Miraglia	62,329,673	95.73%	2,780,847	4.27%
Stephen Hope	62,423,034	95.87%	2,687,486	4.13%
Jared Hardner	65,080,012	99.95%	30,508	0.05%
Robert J. Chadwick	64,995,153	99.82%	115,367	0.18%

MOTION #2
Appointment of Auditors

The result of the vote by proxy with respect to the above matter is as follows:

NUMBER OF VOTES
FOR the motion	68,517,229	99.94%
WITHHELD the motion	44,100	0.06%

MOTION #3
Stock Option Plan

The result of the vote by proxy with respect to the above matter is as follows:

NUMBER OF VOTES
FOR the motion	64,844,290	96.52%
AGAINST the motion	2,266,231	3.48%

COMPUTERSHARE INVESTOR SERVICES INC

/s/ Eric Caramancion	/s/ Bryce Docherty
Eric Caramancion	Bryce Docherty
Scrutineer	Scrutineer